Exhibit 99.1

Bitfarms Shareholders Approve U.S. Redomiciliation Plan

On Track to Complete U.S. Redomiciliation and Rebrand to Keel Infrastructure on or About April 1, 2026

TORONTO, Ontario and NEW YORK, New York, March 20, 2026 -- Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American digital infrastructure and energy company, today announced that at the special meeting of shareholders (the “Special Meeting”) held earlier today, the Company’s shareholders have voted in favor of a special resolution to approve a statutory plan of arrangement involving the Company and Keel Infrastructure Corp. (the “Arrangement”) pursuant to which the Company will redomicile from Canada to the United States (the “U.S. Redomiciliation”) and rebrand as Keel Infrastructure.

“Today’s vote is an endorsement of our hard work over the course of more than a year, and an important milestone in our strategic pivot,” said CEO Ben Gagnon. “We restructured the business, rebalanced and grew the portfolio, recruited a team of proven experts, and strengthened our balance sheet which now lets us move with determination and flexibility. We are excited to be moving forward on our U.S. Redomiciliation plan and getting closer to rebranding as Keel Infrastructure. On behalf of the Board and management team, we thank our shareholders for their strong support as we embark on this exciting next chapter.”

At the Special Meeting, approximately 99.3% of votes cast were in favor of the Arrangement. To be effective, the Arrangement required the affirmative vote of at least 66 2/3% of the votes cast by holders of common shares of Bitfarms present in person or represented by proxy at the Special Meeting.

The U.S. Redomiciliation is expected to be completed on or about April 1, 2026, subject to obtaining court approvals, as well as the satisfaction of all other conditions precedent. The Toronto Stock Exchange (the “TSX”) has conditionally approved the Arrangement and the listing of shares of common stock of Keel Infrastructure (the “Keel Common Stock”). Keel Common Stock is expected to begin trading on Nasdaq and the TSX under the ticker “KEEL” two business days following completion of the U.S. Redomiciliation, subject to fulfilling all of the listing requirements of Nasdaq and the TSX, respectively.

Additional details of the results of the Special Meeting will be made available under the Company’s SEDAR+ profile at www.sedarplus.ca, under the Company’s EDGAR profile at www.sec.gov and on the Company’s website at www.bitfarms.com.

About Bitfarms Ltd.

Bitfarms is a North American digital infrastructure and energy company that develops and owns data centers and energy infrastructure for high-performance computing workloads, including artificial intelligence.

Bitfarms’ 2.1 GW North American energy portfolio is comprised of energized, under development, and pipeline MW, located in established data center clusters, with robust access to power and fiber infrastructure.

Bitfarms is headquartered in New York, NY and Toronto, ON and traded on Nasdaq and the Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

http://x.com/Bitfarms_io

https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the U.S. Redomiciliation, the benefits of the U.S. Redomiciliation, the anticipated effective date of the U.S. Redomiciliation, the required approvals for the U.S. Redomiciliation, the listing and trading of Keel Common Stock on the Nasdaq and TSX, and other statements regarding future growth, plans and objectives of Bitfarms are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the U.S. Redomiciliation, including, but not limited to, expanded access to new capital pools, increased eligibility for index inclusion, strengthened commercial positioning with governmental bodies, utility partners and potential customers, enhanced alignment with U.S. customer requirements for data centers, reduced regulatory and political risk related to critical infrastructure and sensitive-data businesses, greater familiarity of Delaware law to U.S. investors and simplified comparison to other U.S. companies and peers, may not be realized or may not meet the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; failure to obtain required court approval in a timely manner or on conditions acceptable to the Company or the failure of the U.S. Redomiciliation to be completed for any other reasons (or to be completed in a timely manner); failure to obtain approval from the TSX or satisfy the listing requirements of Nasdaq in a timely manner or at all; incurrence of costs associated with the U.S. Redomiciliation beyond those estimated; unanticipated adverse tax consequences to the Company and Keel Infrastructure Corp. in connection with the U.S. Redomiciliation; the impact on the announcement and pendency of the U.S. Redomiciliation on the Company’s business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact: Laine Yonker investors@bitfarms.com	Media Contact: Tara Goldstein media@bitfarms.com